Exhibit 99.1

FOR IMMEDIATE RELEASE

BeLive Holdings Launches Groundbreaking Creative Subsidiary Led by Award-Winning Visionary

Singapore – 18 July 2025 – BeLive Holdings (NASDAQ: BLIV), a technology solutions provider in white-label live and video streaming solutions, proudly announces the launch of its new content production and creative subsidiary, BeLive AI Studios Pte Ltd, a bold new venture set to redefine storytelling for the digital generation.

Spearheaded by celebrated director and producer, Cho Jun Ming, the new studio will specialize in social realism content and visually arresting, emotionally charged advertising, blending cinematic storytelling with digital-first sensibilities to deliver authentic, high-impact content.

“This is more than just a creative arm. It’s our declaration that content and technology must co-exist to shape the future of digital engagement,” said Kenneth Tan, CEO of BeLive Holdings. “With this launch, we’re not only empowering brands to tell better stories. We’re building the creative infrastructure of tomorrow.”

This expansion allows BeLive to move beyond streaming infrastructure into premium content creation, bringing together technological scale and storytelling excellence under one roof.

The studio will serve brands, agencies, and platforms across Southeast Asia and global markets by delivering raw, resonant, socially grounded narratives through formats designed for the attention economy.

“In a content-saturated world, authenticity wins,” says Cho Jun Ming, Creative Director of the new studio. “We’re not just making content, we’re capturing the unfiltered essence of modern life in every frame.”

From bite-sized human dramas to powerful branded storytelling, the studio’s work will challenge conventions, spark conversation, and move audiences, anchored in truth, emotion, and cultural relevance.

About BeLive Holdings

Headquartered in Singapore, BeLive provides live commerce and shoppable short videos solutions (“BeLive Solutions”) to international retail companies and e-commerce marketplaces. Our BeLive Solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business and enable our customers to curate unique videos that may also be aired real-time as they are simultaneously being recorded, for anytime instant replay. We categorize our BeLive Solutions into (i) an enterprise-grade BeLive White Label Solution which is customized to meet a customer’s unique requirements, and which can be integrated into their existing internal system and (ii) a cloud-based software-as-a-service (SaaS) solution (“BeLive SaaS Solution”) for customers who are looking for a quick and cost-effective live commerce and shoppable short video solution without the necessity of building their own infrastructure and technology stack.

About BeLive AI Studios Pte Ltd

Headquartered in Singapore, BeLive AI Studios Pte. Ltd. (“BeLive AI Studios”) is the content production and creative subsidiary of BeLive Technology (NASDAQ: BLIV). We specialize in the creation of high-impact branded content, emotionally resonant advertising, and immersive social realism content tailored for digital-first audiences.

The studio blends cinematic storytelling with deep cultural insight, producing narrative-driven campaigns that captivate, provoke, and connect. Led by an award-winning director and producer, Cho Jun Ming, BeLive AI Studios is built on the belief that authentic stories told with craft and purpose to drive deeper engagement and brand resonance.

We offer full-spectrum creative production services, from concept development to post-production, with a focus on short-form, mobile-first content designed for the modern attention span. Whether collaborating with global brands or pioneering original content formats, we push creative boundaries using the same innovation-driven mindset that powers BeLive’s technology platforms.

For more information, please visit: www.belivestudios.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Company’s registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information, please contact:

Investor Relations

BeLive Holdings

IR@belive.sg

www.belive.sg